Exhibit 99.1

Notice of our 2017 annual meeting of shareholders

You are invited to our 2017 annual meeting:

When

Thursday, May 11, 2017

8:30 a.m. CST

Where

Cameco Corporation

2121 -11th Street West

Saskatoon, Saskatchewan

We will webcast the meeting on our website at cameco.com.

Your vote is important

If you held Cameco common shares on March 14, 2017, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 5 through 10 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 7, 2017

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 5 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2018 annual meeting is January 8, 2018 and we require advance notice for nominating directors (see page 92 for details).
Access our 2016 annual report and other documents and information online:
• cameco.com
• sedar.com (SEDAR)
• sec.gov/edgar.shtml (EDGAR)
See page 92 for more information.

TOTAL COMMON SHARES OUTSTANDING

395,792,522	December 31, 2016
395,792,522	March 10, 2017
CST Trust Company is our transfer agent and registrar for Canada and American Stock Transfer & Trust Company LLC is our transfer agent and registrar for the US.